Message from CEO, Bradford Cooke

Building a sustainable mining company that creates value for our stakeholders is a continuous focus for us. Safeguarding worker safety, protecting the environment, supporting the well-being of local communities and constantly trying to improve and expand our business, these are some of our key commitments that lead to success.

Dear Stakeholders,

In some respects, 2018 was a year of overcoming obstacles for Endeavour Silver. Lower metal prices meant every company in the sector was challenged to do better. We continued to work on resolving operational challenges at Guanacevi, and experienced start-up issues at our new El Compas mine. I’m pleased to report that we found solutions to the various issues and came out of the year with a strong balance sheet.

Gold and silver prices started the year on an uptrend but faltered badly due to the stronger US dollar, rising interest rates and weaker economic conditions that resulted from brewing trade wars. As a result, physical demand fell, both industrial and for investment, and mine supply continued to be flat so gold and silver prices fell. However, gold and silver prices bounced off bottom late last year and strengthened in Q1, 2019.

2018 was also a year of transition for Endeavour Silver. In past years, we discussed the short reserve lives at our existing mines and our need to build new mines. Last year, we began the transition from old mines to new mines. We developed and commenced commissioning of the El Compas mine, completed an updated pre-feasibility study for the Terronera project and expanded resources at the Parral property.

During our first ten years, our Phase 1 growth, we acquired three small mines with fully permitted and operational infrastructure in historic silver mining districts in Mexico, discovered new high-grade orebodies hiding below surface, fast tracked their development to become new mines, then modernized and expanded the operations. Guanacevi, Bolanitos and El Cubo continue to be core operations today but no mine lasts forever, hence our expanded focus on building new mines.

When we ran out of such opportunities, we changed our business model, our Phase 2 growth, to explore properties in historic districts that had excellent discovery potential but no operating facilities. The three projects now in our development pipeline were all acquired at low-cost during the bear market to give us one of the most compelling organic growth profiles in the silver mining sector. With El Compas on the verge of commercial production, Terronera will be the main focus of our development team in 2019. Terronera not only has the potential to be our largest and lowest cost mine, it will be our first mine built from scratch, and the first where we can utilize new technologies. We want Terronera to be our model mine for the future.

After year-end, we announced initial exploration results for an attractive portfolio of three high impact exploration projects in Chile, which we hope will evolve into our Phase 3 growth.

2018 Operating and Financial Performance
Our consolidated mining operations generated revenue of $150.5 million from the sale of 5.4 million oz of silver and 51,318 oz of gold at average realized prices of $15.65 per oz Ag and $1,267 per oz respectively. While production improved by 7% from 2017, we fell short of guidance due to lower mine output and silver grades at Guanaceví, lower gold grades at Bolañitos and delays in achieving commercial production at El Compas. We also strengthened our management team with the appointment of two executives, Manuel Echevarria as Vice President of New Projects and Nick Shakesby as Vice President of Operations.

Despite the low precious metal prices, we achieved positive EBITDA of $21.9 million and mine operating cash flow of $43.9 million. From a cost perspective, lower than planned throughput resulted in higher than guided costs per tonne and costs per ounce. However, our all-in sustaining costs of $15.45 per oz, net of gold by-product credits, were in line with guidance as we pulled back our sustaining capital expenditures.

2018 Sustainability Performance
I’m pleased to announce that Endeavour Silver was recognized last year as a Top 40 Future Responsible Corporate Leaders in Canada by Corporate Knights. This is a prestigious sustainability award for medium-sized businesses in Canada. Additionally, I was also the winner in the “Best CEO in Sustainable Mining Industry 2018” review by EuropeanCEO.com for our innovative community relations and care for the environment. And as in past years, Endeavour received the 2018 Socially Responsible Company distinction in Mexico for our efforts to maintain high standards in working conditions, business ethics, community engagement and environmental stewardship. This is among the top recognitions for CSR in Latin America.

Every year we try to do better than we did the previous year. Continuous improvement is a philosophy we’ve embraced since inception. For example, we continued to strengthen our safety program, which helped improve Endeavour’s safety record. In Guanacevi, we achieved a million hours without a lost-time incident – a first for the Company. We exceeded our training target by providing an average 54 hours of training per employee and engaged our entire workforce in a review and re-confirmation of our core values.

In 2018 we formalized our community engagement approach for our exciting new Terronera mine project, which we believe will become a new core asset for many years to come. We performed a social impact assessment because it is important that we be proactive even though it isn’t a regulatory requirement. We aspire to be a sustainability leader in the mining industry, setting new standards, caring for our people and using our influence to make the entire mining value chain more sustainable and innovative.

2019 Outlook
Looking to 2019, we have several near-term catalysts to drive shareholder value:

  Returning Guanacevi to profitability by developing two new, shallower, higher grade orebodies
  Extending mine lives through land acquisition and exploration at Guanacevi, Bolanitos and El Cubo
  Achieving commercial production at El Compas
  Receiving the final government permit, arranging the necessary financing, making a development decision and breaking ground at Terronera
  Advancing Parral by expanding resources and completing an initial preliminary economic assessment

I would like to thank all our talented employees in Mexico and Canada for their commitment, loyalty and hard work in 2018. As well, I would like to express my appreciation to our shareholders for their patience and confidence in our company. We have many reasons to be optimistic about the future. Endeavour has one of the best organic growth profiles in the silver mining sector and is well positioned for years to come.

Bradford Cooke,
Chief Executive Officer & Director
March 2019